

CORFINSURA

Medellín, March 23, 2004

2 - 073366
File No. 82- 3989



04030185



OFFICE OF INTERNATIONAL CORPORATE FINANCE
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 3-7
Washington, DC 20549
U.S.A.

SUPPL

Re: **12G3-2 (b) Information Submitted by**
Corporación Financiera Nacional y Suramericana S.A.

Ladies and Gentlemen :

In compliance with the requirements of Rule 12g3-2 (b) (1) (iii) under the U.S. Securities Exchange Act of 1934, enclosed please find an English translation of information that Corporación Financiera Nacional y Suramericana S.A. recently made public and file with the Colombia Stock Exchange.

Very truly yours,

PROCESSED
MAY 1 9 2004
THOMSON
FINANCIAL

MARGARITA MARIA MESA M.
Secretary General

CORPORACIÓN FINANCIERA NACIONAL Y SURAMERICANA S.A.
Carrera 43A No. 3-101 PBX (4) 319 62 00 Fax (4) 268 43 86 A.A. 1039 MEDELLÍN - COLOMBIA
Avenida 8 Norte No. 12N-43 PBX (2) 668 44 22 Fax (2) 668 26 12 A.A. 4289 CALI - COLOMBIA
Calle 72 No. 7-64 Piso 11 PBX (1) 376 68 68 Fax (1) 211 46 02 A.A. 8151 BOGOTÁ D.C. - COLOMBIA
Calle 34 (Plaza de los Coches Esquina) No. 7-33 Piso 3 PBX (5) 664 44 66 Fax (5) 664 39 29 A.A 570 CARTAGENA - COLOMBIA
Corfilínea 01 8000 515 511 - www.corfinsura.com

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMAT # 016
INFORMATION REGARDING PRINCIPAL SHAREHOLDER COMPANIES
CONTROLLED BY THE BANKING COMMISSION
MARCH 2004

File No. 82 - 3989

CODE	LINE DESCRIPTION	COLUMN 01 NAME OF SHAREHOLDERCOMPANY	COLUMN 02 ID #	COLUMN 03 TYPE OF IDENTIFICATION	COLUMN 04 NATIONALITY	No. OF SHARES HELD	% INTEREST
01	001 1st Common Stockholder	PORTAFOLIO DE INV. SURAMERICANA	8.110.112.582	2	Colombian	32.497.461	22.53
	002 2nd Common Stockholder	VALKIRIA S.A.	8.002.022.464	2	Colombian	14.918.863	10.34
	003 3rd Common Stockholder	CIA.SURAMERICANA DE INVERSIONES	8.110.122.713	2	Colombian	10.332.347	7.16
	004 4th Common Stock holder	CIA. SURAMERICANA DE SEGUROS S.A.	8.909.034.079	2	Colombian	9-703.659	6.73
	005 5th Common Stockholder	BANCOLOMBIA	8.909.039.388	2	Colombian	6.654.844	4.61
	020 20th Common Stockholder						
	090 Other Stockholders With Less Interest						
	999 Common Stock - Subtotal						
02	001 1st Preferred Stockholder						
	002 2nd Preferred Stockholder						
	003 3rd Preferred Stockholder						
	004 4th Preferred Stockholder						
	005 5th Preferred Stockholder						
	020 20th Preferred Stockholder						
	090 Other Shareholders With Less Interest						
	990 Non-voting Preferred Stock - Subtotal						
03	001 1st Privileged Stockholder						
	002 2nd Privileged Stockholder						
	003 3rd Privileged Stockholder						
	004 4th Privileged Stockholder						
	005 5th Privileged Stockholder						
	020 20th Privileged Stockholder						
	090 Other Shareholders With Privileged Stock						
	999 Privileged Stock - Subtotal						
04	999 Total Shares Outstanding						

Note: Rank the twenty most important shareholders according to respective percentage interest
Type of Identification: 1 - Citizen's I.D. # 2. Tax I.D. # 3: I.D.# 5. Foreign Resident's I.D. #
Do not complete the spaces in black

F-220-511

	Name of Shareholder Company	Identification	Type of Identification	Nationality	N. Of Shares Held	% Interest
6	CIA. DE CEMENTO ARGOS S.A.	8.909.002.663	2	COLOMBIANA	4.553.538	3.16
7	CIA. SURAMERICANA DE SEGUROS DE VIDA S.A.	8.909.037.905	2	COLOMBIANA	4.283.412	2.97
8	CIA. SURAMERICANA DE CONSTRUCCIONES S.A.	890.903.406	2	COLOMBIANA	4.057.085	2.81
9	INVERSIONES REACOL S.A.	830.049.535	2	COLOMBIANA	3.303.967	2.29
10	CEMENTOS EL CAIRO S.A.	8.909.001.830	2	COLOMBIANA	3.177.104	2.20
11	IND. COL. DE CAFÉ –COLCAFE-	8..909.035.321		COLOMBIANA	1.647.857	1.14
12	FCA. DE CAFÉ LA BASTILLA S.A.	8.909.014.467	2	COLOMBIANA	1.611.457	1.12
13	CEMENTOS DEL VALLE S.A.	8.903.004.371	2	COLOMBIANA	1.414.416	0.98
14	FONDO DE PENSIONES HORIZONTES	800.231.967	2	COLOMBIANO	1.381.800	0.96
15	CEMENTOS DEL CARIBE S.A.	8.901.002.510	2	COLOMBIANA	1.199.881	0.83
16	INVERSIONES NACIONAL DE CHOCOLATES S.A.	8.909.000.501	2	COLOMBIANA	1.154.062	0.80
17	SUMITOMO MITSUI BANKING CORPORATION.	90.914.798	N.A.	EXTRANJERA	944.283	0.65
18	FONDO DE PENSIONES PORVENIR	800.224.808	2	COLOMBIANA	939.624	0.65
19	JARA ALBARRACIN MANUEL	19.354.408	1	COLOMBIANA	792.157	0.55
20	FONDO PENSIONES OBLIGATORIAS SKNDIA S.A.	800.253.055	2	COLOMBIANA	411.404	0.29
	OTROS ACCIONISTAS CON MENOS PARTICIPACION				20.344.138	14.10
	Subtotal common shares				125.323.359	
	Shares with preferential dividend without right to vote					
	Privileged Shares					
1	INTERNATIONAL FINANCE CORPORATION (IFC)	236.001	N.A	EXTRANJERA	18,932,891	13.12
2	SANCHEZ DE COSSIO AURA ROSA	21,315,899	1	COLOMBIANA	1,578	-
3	COSSIO SANCHEZ JUAN DIEGO	71,700,812	1	COLOMBIANO	838	-
4	LONDOÑO ARANGO LUIS GONZALO	3,472,986	1	COLOMBIANO	48	-
5	LOPEZ ALVAREZ FERNANDO	8,265,280	1	COLOMBIANO	42	-
	Subtotal Privileged Shares				**18,935,397**	
	Total Shares in Circulation				**144.258.756**	

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMAT 020
GENERAL FINANCIAL INFORMATION REGARDING SHARES AND SHAREHOLDING COMPANIES CONTROLLED
BY THE BANKING COMMISSION

CODE			LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04
				CURRENT QUARTER		SAME QUARTER PRIOR YEAR	
			SHAREHOLDER/SHARE DESCRIPTION	# Shareholders	# Shares	# Shareholders	# Shares
01		005	Ordinary Stock	2.181	125.323.359	1.781	125.323.359
		010	Privileged Stock	5.00	.18.935.397	5.00	18.935.397
		015	Preferred Stock	-	-	-	-
		999	TOTAL	2.786	144.258.756	1.786	144.258.756
			SHAREHOLDER DESCRIPTION				
02		005	% of Natural Persons	88.08		89.03	7.35
		010	% of Juristic Persons	11.92	100.00	10.97	92.65
		999	TOTAL	100	100	100	100
03		005	% of Foreign Investors	0.39	13.90	0.39	15.64
		010	% of Domestic Investors	99.61	86.10	99.61	84.36
		999	TOTAL	100	100	100	100
04		005	% of Public Investors	0.04	-	0.06	-
		010	% of Private Investors	99.96	100	99.94	100
		999	TOTAL	100	100	100	100
05			% Range of Shares Held Individually				
		005	UP TO 3%	2.779	46.665.153	1.778	38.580.617
		010	3.01% - 10.00%	4	31.244.388	5	33.931.473
		015	10.01% - 20.00%	2	35.851.754	2	36.519.610
		020	20.01% - 30.00%	1	32.497.461	1	35.227.056
		025	30.01% - 40.00%	-	-	-	-
		030	40.01% - 50.00%	-	-	-	-
		035	MORE THAN 50.00%	-	-	-	-
		999	TOTAL	2.786	144.258.756	1.786	144.258.756

F - 220 – 515

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMATO - 021
GENERAL FINANCIAL INFORMATION REGARDING EQUITY AND OTHER ITEMS

CODE		LINE DESCRIPTION	COLUMN 01 CURRENT QUARTER Marzh - 04	COLUMN 02 SAME QUARTER PRIOR YEAR Dec.-03
01	005	Par Value of Share	300	300
	010	Equity Value of Share (Inc. Appreciation)	6.004.13	3.443.89
	015	Equity Value of Share (Excl. Appreciation)	5.500.56	3.122.69
	020	Earnings Or Loss Per Share	588.45	156.35
02	005	Value of Dividends Declared On Common Shares	12.532.335.900.00	8.146.018.335.00
	010	Value of Dividends Declared On Other Shares	2.461.601.610.00	1.600.041.046.50
	015	Value of Dividends Declared On Preferred Stock	-	-
	999	Total Value of Dividends Declared	14.993.937.510.00	9.746.059.381.50
03	005	Total Value of Dividend Per Common Share	100.00	65.00
	010	Total Value of Cash Dividend Per Common Share	130.00	65.00
	015	Frequency of Payment Of Dividend Per Common Share	Quaterly	Only
	020	No. of Payments Of Divident Per Share	4	4
	025	Date of First Payment	01-04-04	01-04-03
	030	Value of Dividend Per Common Share Paid In Shares	-.-	-
	035	Value of Extraordinary Dividend Per Share	-	-
	040	Value of Dividend Per Privileged Share	130.00	84.50
	045	Value of Dividend Per Preferred Share	-	-
04	005	Total Number of Employees	519	518
	010	% of Permanent Employees	94	97
	015	% of Temporary Employees	3	3
05	005	Depreciation Expense For Period	544	529
06	005	% of Installed Capacity Used	N.A	N.A
07	005	ADR and GDR Operations Abroad	-	-

F-220-516